Exhibit 99.2

Operating and Financial Review and Prospects

INTERIM RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

The following sets out the Operating and Financial Review and Prospects with respect to the financial position and results of operations for the six months ending March 31, 2026 and 2025, of Golden Sun Technology Group Limited (the “Company”, “we”, “our” or “us”). You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2026 (the “Annual Report”). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Overview

We are an exempted company incorporated in the Cayman Islands that serves as a holding company with no material operations of our own. As a holding company, we conduct operations in the People’s Republic of China (“China” or the “PRC”) through our operating subsidiaries which are incorporated in the PRC.

As of the date of this filing, we generate revenue from education services and e-commerce services and other services. Prior to November 2023, our operations were primarily focused on tutorial and private education services. In response to the increasingly restrictive regulatory environment affecting the private education sector in China, after November 2023, we began to adjust our business strategy and gradually reduce our reliance on tutorial services as our primary source of revenue. As part of this transition, we expanded our operations into e-commerce. Currently, more than 90% of our revenue is derived from our e-commerce business. Our tutorial services now account for a relatively small portion of total revenue and are maintained on a limited and supplemental basis. We believe that this business diversification reduces our exposure to regulatory risks associated with the education sector and allows us to leverage our existing customer base, operational experience, and technological infrastructure for our future business developments; however, there can be no assurance that this strategy will be successful.

●	E-Commerce Services

In November 2023, we diversified our operations beyond tutoring and secondary language instruction to include e-commerce services. Our e-commerce operations currently consist of data analytics–driven marketing and social media promotional services for small and medium-sized businesses on major short video platforms based in China, including Douyin, Kuaishou, and WeChat Video Accounts, where we provide social media content planning, data-based advertising placement, performance monitoring, and strategy optimization. In connection with these services, we utilize data analytics based on platform algorithms to support targeted advertising and adjust marketing campaigns based on real-time performance data.

Our e-commerce operations are subject to various macroeconomic factors that may affect consumer demand and business performance. During periods of economic growth, consumer purchasing power generally increases, which may support higher demand for e-commerce products and services. Conversely, during periods of economic slowdown, consumers may become more price-sensitive, which could adversely affect demand. Demographic and social trends may also influence consumer behavior. For example, younger consumer cohorts generally place greater emphasis on convenience and may be more willing to adopt new e-commerce models and products, while demand among older consumers for products offered through e-commerce platforms has gradually increased. However, shifts in population structure, consumer preferences, and spending patterns are subject to uncertainty and may not continue as expected. The e-commerce industry in China is highly competitive and subject to evolving laws, regulations, and policies. Our operations face risks and challenges, including intense competition, relatively high operating and customer acquisition costs, changes in platform rules or algorithms, regulatory uncertainty, and the need to continually adapt to changing consumer preferences. These factors may materially and adversely affect the growth, results of operations, and prospects of our e-commerce business.

●	Tutorial services

With the advancement of technology, virtual classrooms and artificial intelligence (“AI”) tutoring tools have become increasingly prevalent. As educational resources are expected to be disseminated more conveniently via digital means, we believe personalized learning services will also gain growing popularity accordingly. In recent years, we have gradually adopted intelligent teaching tools in our tutorial services, leveraging AI-powered question banks to standardize teaching, in order to improve teaching efficiency through technological means, supervise teaching activities and faculty members, facilitate language teaching, and further reform teaching methodologies. However, as a traditional sector, our business may not grow at the rate anticipated, or at all. If the education industry fails to grow as expected, such condition could have a material adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly evolving nature of the education industry introduces significant uncertainty into any projections or estimates regarding its growth prospects or future condition. If one or more of our assumptions with respect to the industry prove incorrect, our actual results may differ materially from projections based on such assumptions.

As of March 31, 2026, our education centers offer two main programs: (i) foreign language tutorial programs in less commonly taught languages, including Spanish and Japanese, provided to individual students as well as to companies and other organizations; and (ii) Gaokao repeater tutorial programs, provided to individual students.

Revenues from our continuing operations in the six months ended March 31, 2026 increased by approximately $5.0 million, or 30%, to approximately $21.6 million from approximately $16.6 million in the same period of fiscal year 2025, primarily attributable to the increased revenue from our e-commerce segment, as we further expanded our operations on e-commerce since late 2023. Net loss in the six months ended March 31, 2026 decreased by approximately $1.2 million, or 24%, to approximately $3.7 million from approximately $4.9 million in the same period of fiscal year 2025, primarily attributable to a decrease of approximately $2.2 million in net loss from continuing operations, offset by a decrease approximately $1.0 million in net income from discontinued operations.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The number of students enrolled is largely driven by the demand for our tutorial programs, our reputation and brand recognition and our ability to improve the variety and quality of the programs we offer.

●	Pricing of our tuition fees is affected by the tuition policy set by the PRC local governments at different levels. Article 38 of the Law for Promoting Private Education stipulates that the items and rates of fees to be charged by private schools shall be determined based on the cost of running a school, market demands and other relevant factors, and must be made available to the public. Tuition and fee rates for private schools are subject to supervision by the relevant authorities. Provincial governments, autonomous regions governments and centrally-administered municipalities set guidelines on fees for not-for-profit schools. The tuition criteria of for-profit private schools are subject to market conditions and are determined by the schools themselves. Currently, fees for our not-for-profit schools are determined by the school and filed with the relevant authorities for its supervision, while fees for our for-profit schools are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payments for our schools and tutorial centers.

●	We launched our wellness business in late 2023, introducing branded wellness products and services. In 2024, we expanded our business into the e-commerce and cultural tourism sectors. Starting from July 2025, we decided to gradually discontinue our wellness business, which business was implemented in 2023 and through which we endeavored to establish our own branded wellness products and services, and focus our efforts in other industries, including e-commerce. Our ability to execute the new growth strategy will affect our future results and financial condition.

Risks and Uncertainties

Substantially all of our operations are conducted in China through our PRC subsidiaries. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. Our results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. While we believe that the Company is in compliance with existing laws and regulations, this compliance may not be indicative of future results. Additionally, our business, financial condition, and results of operations may be negatively impacted by various risks including, but not limited to, regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents. These events could potentially and significantly disrupt our operations. Management continuously monitors these risks and uncertainties and strives to mitigate their potential impact through strategic planning and operational adjustments.

Results of Operations

For the six months ended March 31, 2026 and 2025

Revenue

The following table sets forth the breakdown of our revenue from continuing operations for the periods presented:

	For the six months ended March 31,
	2026		2025		Amount	%
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Tutorial services	$1,065,980	5%	832,536	5%	$233,444	28%
Logistics and education related services	143,004	1%	138,768	1%	4,236	3%
E-commerce services and others	20,349,350	94%	15,597,890	94%	4,751,460	30%
Total revenue	$21,558,334	100%	$16,569,194	100%	$4,989,140	30%

Revenue from our continuing operations increased by approximately $5.0 million, or 30%, to approximately $21.6 million in the six months ended March 31, 2026, from approximately $16.6 million in the same period of fiscal year 2025. The increase in revenue was mainly due to an increase of approximately $4.8 million from e-commerce and others segment as a result of the growth of our e-commerce and others segment and an increase of $0.2 million from our education segment.

Education segment

Tutorial services

Our tutorial services revenue from our continuing operations in the six months ended March 31, 2026 increased by approximately $0.2 million, or 28%, to approximately $1.1 million from approximately $0.8 million in the same period of fiscal year 2025. The increase was primarily attributable to the significant increase in student enrollments in our tutorial programs, which increased to 899 students in the six months ended March 31, 2026 from 369 students in the same period of 2025. Our average revenue recognized per student decreased by $1,070 to $1,186 per student in the six months ended March 31, 2026 from $2,256 in the same period of 2025.

Logistics and education related services

Our logistics and education related services revenue from our continuing operations was approximately $0.1 million in both the six months ended March 31, 2026 and 2025.

E-commerce and others segment

Our e-commerce services and others revenue from our continuing operations increased by approximately $4.8 million, or 30%, to approximately $20.3 million in the six months ended March 31, 2026 from approximately $15.6 million in the same period of fiscal year 2025. This increase was primarily attributed to the continued expansion of our e-commerce services that began in November 2023.

Cost of Revenues

Cost of revenues from our continuing operations increased by approximately $5.0 million, or 32%, to approximately $21.0 million in the six months ended March 31, 2026, from approximately $16.0 million in the same period of fiscal year 2025. The increase was mainly due to an increase of approximately $5.0 million in the cost of revenue from our e-commerce and others segment, which stemmed from increased revenue in this segment.

Gross profit

Gross profit from our continuing operations decreased by approximately $0.1 million, or 10%, to approximately $0.5 million in the six months ended March 31, 2026, from approximately $0.6 million in the same period of fiscal year 2025. The decrease was primarily due to an increase in cost of revenue from e-commerce services and others as a result of low gross margin. Gross margin for educational services and e-commerce services was 39% and 0.3% in the six months ended March 31, 2026, respectively, as compared to 32% and 2% in the same period of 2025, respectively.

Operating Expenses

	For the six months ended March 31,
	2026		2025		Amount	%
	Amount	% of revenue	Amount	% of revenue	Increase (Decrease)	Increase (Decrease)
Selling expenses	$240,475	1%	$57,450	-%	$183,025	319%
General and administrative expenses	3,533,305	16%	1,744,110	11%	1,789,195	103%
Total	$3,773,780	17%	$1,801,560	11%	$1,972,220	109%

Total operating expenses from our continuing operations increased by approximately $2.0 million, or 109%, to approximately $3.8 million in the six months ended March 31, 2026, from approximately $1.8 million in the same period of fiscal year 2025. The increase was mainly due to an increase in general and administrative expenses.

Selling expenses

Selling expenses from our continuing operations in the six months ended March 31, 2026 increased by approximately $0.2 million, or 319%, to approximately $0.2 million from approximately $0.1 million in the same period of fiscal year 2025. The increase in selling expense was mainly due to the increase of commissions for partner schools of approximately $0.1 million in six months ended March 31, 2026.

General and administrative expenses

General and administrative expenses from our continuing operations in the six months ended March 31, 2026 increased by approximately $1.8 million, or103%, to approximately $3.5 million from approximately $1.7 million in the same period of fiscal year 2025. As a percentage of revenues, general and administrative expenses represented approximately 16% and 11% of revenues for the six months ended March 31, 2026 and 2025, respectively. The increase of general and administrative expenses was primarily a result of approximately $1.9 million share-based compensation awards of a total 1,300,000 Class A ordinary shares to the Company’s employees for their efforts in the six months ended March 31, 2026.

Change in fair value of convertible notes

Change in fair value of convertible notes from our continuing operations in the six months ended March 31, 2026 and 2025 amounted to a loss of nil and approximately $2.7 million, respectively. The convertible notes are measured to fair value at the end of each reporting period.

Change in fair value of warrants liabilities

Change in fair value of warrants liabilities from our continuing operations in the six months ended March 31, 2026 and 2025 amounted to a loss of nil and approximately $1.6 million, respectively. The fair value of the Company’s warrants derivative liabilities assumed are re-measured to its fair value at the end of each reporting period.

Loss before income taxes

Loss before income tax from our continuing operations decreased by approximately $2.2 million, or 37%, to approximately $3.7 million in the six months ended March 31, 2026, from approximately $5.9 million in the same period of fiscal year 2025. The decrease in losses before income taxes was primarily attributable to decreased unrealized loss from the change in fair value of convertible notes and warrants liabilities, offset by increased general and administrative expenses, as stated above.

Net loss

Our net loss from continuing operations decreased by approximately $2.2 million, or 37%, to approximately $3.7 million in the six months ended March 31, 2026, from approximately $5.9 million in the same period of fiscal year 2025, due to the aforementioned reasons.

Net income from discontinued operations in the six months ended March 31, 2026 was nil as compared to a net income from discontinued operations of approximately $1.0 million in the six months ended March 31, 2025.

Net loss in the six months ended March 31, 2026 decreased by approximately $1.2 million, or 24%, to approximately $3.7 million from $4.9 million in the same period of fiscal year 2025. The decrease was primarily due to a decrease of approximately $2.2 million in net loss from continuing operations, offset by a decrease of approximately $1.0 million in net income from discontinued operations.

Liquidity and Capital Resources

For the six months ended March 31, 2026, the Company incurred a net loss of approximately $3.7 million from continuing operations and used net cash of approximately $0.1 million in operating activities from continuing operations. As of March 31, 2026, the Company had an accumulated deficit of approximately $27.3 million. These factors continue to raise substantial doubt about the Company’s ability to continue as a going concern.

In assessing liquidity, we monitor and analyze cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. In the six months ended March 31, 2026, our revenue from continuing operations increased by approximately $5.0 million to approximately $21.6 million from approximately $16.6 million in six months ended March 31, 2025. Our net loss from continuing operations decreased by approximately $2.2 million, or 37%, to approximately $3.7 million in the six months ended March 31, 2026, from approximately $5.9 million in the same period of fiscal year 2025. We previously funded our working capital needs primarily from the net proceeds from our initial public offering that closed on June 24, 2022, operations, bank loans, convertible note financing and advances from shareholders, and we intend to continue doing so to the extent that such sources remain available in the near future.

We currently plan to fund our operations mainly through cash flow from operations, renewal of bank borrowings, and support from controlling shareholders, if necessary, to ensure sufficient working capital. As of March 31, 2026, deferred revenue included in current liabilities amounted to approximately $1.0 million, which will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2026, we had short-term bank loans and long-term bank loans in the aggregate principal amount of approximately $0.6 million and approximately $2.9 million, respectively. We expect to obtain new bank loans or renew existing bank loans upon maturity based on past experience and our good credit history. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors, debt financing and optimization of costs. The principal shareholder has pledged to use his personal assets as collateral to support us in securing bank loans whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows

For the six months ended March 31, 2026 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2026	2025
Net cash used in operating activities - continuing operation	$(85,225)	(7,536,089)
Net cash used in operating activities - discontinued operation	-	(982,001)
Net cash used in operating activities	(85,225)	(8,518,090)
Net cash provided by (used in) investing activities - continuing operation	16,106	(39,609)
Net cash used in investing activities - discontinued operation	-	-
Net cash provided by (used in) investing activities	16,106	(39,609)
Net cash (used in) provided by financing activities - continuing operation	(397,487)	5,984,424
Net cash provided by financing activities - discontinued operation	-	1,876,288
Net cash (used in) provided by financing activities	(397,487)	7,860,712
Effect of exchange rate changes on cash and cash equivalents	146,302	150,743
Net decrease in cash and cash equivalents	(320,304)	(546,244)
Cash, cash equivalents and restricted cash, beginning of period	775,334	839,622
Cash, cash equivalents and restricted cash, end of period	$455,030	293,378

Operating Activities

Net cash used in operating activities was approximately $0.1 million in the six months ended March 31, 2026. Net cash used in continuing operating activities in the six months ended March 31, 2026 mainly consisted of a net loss from continuing operations of approximately $3.7 million, adjustments of approximately $2.1 million non-cash items, a decrease of approximately $3.6 million in deferred revenue and a decrease of approximately $2.4 million in accounts payable, offset by a decrease of approximately $5.4 million in prepayments and other assets, a decrease of approximately $1.5 million in accounts receivable, and an increase of approximately $0.6 million in accrued expenses and other liabilities.

Net cash used in operating activities was approximately $8.5 million in the six months ended March 31, 2025. Net cash used in continuing operating activities in the six months ended March 31, 2025 mainly consisted of a net loss from continuing operations of approximately $5.9 million, adjustments of approximately $4.4 million non-cash items, an increase of approximately $8.3 million in prepayments and other assets and cash used in operating activities from discontinued operations of approximately $1.0 million, offset by an increase of approximately $1.6 million in deferred revenue, and approximately $1.3 million in accounts payable.

Investing Activities

Net cash provided by investing activities was approximately $0.02 million in the six months ended March 31, 2026, which mainly consisted of approximately $0.02 million received upon the disposal of a long-term investment.

Net cash used in investing activities was approximately $0.04 million in the six months ended March 31, 2025, which mainly consisted of approximately $0.04 million paid for long-term investments.

Financing Activities

Net cash used in financing activities was approximately $0.4 million in the six months ended March 31, 2026. Net cash used in continuing financing activities primarily included the net payment to a related party of approximately $0.3 million and the repayment of a bank loan of approximately $0.1 million.

Net cash provided by financing activities was approximately $7.9 million in the six months ended March 31, 2025. Net cash provided by continuing financing activities primarily included proceeds from convertible notes and warrants of approximately $5.0 million and net proceeds from a related party of approximately $1.1 million and cash provided by financing activities from discontinued operations of approximately $1.9 million.

Capital Expenditures

Our capital expenditures were immaterial for the six months ended March 31, 2026 and 2025.

Contractual Obligations

We had various outstanding bank loans of approximately $3.6 million and $3.5 million as of March 31, 2026 and September 30, 2025, respectively. We have also entered into non-cancellable operating lease agreements for several offices and operating facilities. The lease terms extend through 2029.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2026:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$274,354	$97,854	$176,500	$-	$-
Bank loans	3,566,251	623,369	2,942,882		-
Total	$3,840,605	$721,223	$3,119,382	$-	$-

Off-Balance Sheet Arrangements

We do not have any other off-balance arrangement for the six months ended March 31, 2026 that in the opinion of management are likely to have, a current or future material effect on our unaudited condensed financial condition or results of operations.

Research and Development, Patents and Licenses, etc.

Not applicable

Trend Information

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements, we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Significant estimates required to be made by management include, but are not limited to accrual for refund liabilities, revenue recognition, the allowance for credit loss on accounts receivables and other assets, determinations of the useful lives and valuation of long-lived assets, impairment of goodwill, impairment of long-term investments, valuation of convertible note and warrant liabilities, incremental borrowing rate used in valuation of lease liabilities and right-of-use assets, and valuation allowance of deferred tax assets. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.